July 20, 2016

VIA EDGAR TRANSMISSION

Mr. Deepak Pai
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”) and Vivaldi Asset Management, LLC (the “Adviser”)
File No. 812-14299

Dear Mr. Pai:

The Trust and the Adviser filed an application for an order (file no. 812-14299) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) on April 10, 2014 and an amended and restated application on August 8, 2014 (together, the “Application”).

The Trust and the Adviser hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions regarding the above request, please do not hesitate to contact me at (414) 765-6609 or jeanine.bajczyk@usbank.com.

Sincerely,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary, Advisors Series Trust